P.E 6-3-02



02041054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

For the month of June, 2002


RECEIVED
JUN 14 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CRGA

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 12, 2002	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ


Cameco

web site address:
www.cameco.com

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Settlement of Pension Lawsuit

Saskatoon, Saskatchewan, Canada, June 12, 2002 . . . .

Cameco Corporation reports a settlement has been reached regarding a pension lawsuit involving members of the Eldorado/Cameco Pension Plan and would like to confirm the following background and facts:

- Members of the pension plan, the majority of whom were employed by the federal Crown corporation Eldorado Nuclear Limited prior to the merger in October 1988 which created Cameco, filed the lawsuit in 1993.
- The lawsuit (*Boate et al versus Canada Eldor Inc. et al*) was based on issues related to the conversion of the pension plan from a defined benefit plan to a defined contribution plan effective January 1988 and the use of the surplus. The overwhelming majority of the surplus was used to improve members' pension benefits. In addition, the lawsuit raised issues regarding historical contribution holidays taken under the plan and the deductibility of certain expenses from the plan. At the time, Eldorado obtained regulatory approval from the Office of the Superintendent of Financial Institutions.
- The lawsuit, claiming in excess of $60 million, has been settled for $18 million, less legal and administrative costs, resulting in a total gross settlement of $16.5 million to eligible members of the plan.
- Of the $18 million settlement, Eldorado (now Canada Eldor Inc., agent of the federal government) will assume responsibility for $16.2 million and Cameco will assume responsibility for $1.8 million.
- The lawsuit has been settled with no admission of liability and Cameco believes the plan was administered properly at all times.

Cameco will provide whatever assistance it can to ensure the timely distribution of funds and the smooth administration of the settlement.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

- End -

For further information, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318